UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                Date: May 4, 2004

                        Commission File Number 000-33133
                                               ---------

                               GIVEN IMAGING LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                   13 Ha'Yetzira Street, Yoqneam 20692, Israel
                   -------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

                                EXPLANATORY NOTE

         On May 4, 2004, Given Imaging Ltd. (the "Company") issued a press release entitled "Given Imaging Announces First Quarter 2004 Results." Copies of the press release and the Company's unaudited interim consolidated financial statements as of March 31, 2004 are attached to this Form 6-K as Exhibit 1 and
Exhibit 2, respectively.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         GIVEN IMAGING LTD.

                                         /s/ Zvi Ben David
                                        -------------------------------
Date:  May 4, 2004                      By:     Zvi Ben David
                                        Title:  Vice President and
                                                Chief Financial Officer

                                  EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit        Description
-------        -----------

1 Press release, dated May 4, 2004, entitled "Given Imaging Announces First Quarter 2004 Results."

2 Unaudited interim consolidated financial statements of Given Imaging Ltd. as of March 31, 2004.